MODVANS INC.

665 Spice Islands Drive, Suite 102

Sparks, Nevada 89431

May 20, 2024

Via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Evan Ewing
Division of Corporation Finance, Office of Manufacturing

Re:	ModVans Inc.
Amendment No. 1 to Post-Qualification Amendment No. 1
to Offering Statement on Form 1-A
Filed on May 10, 2024
File No. 024-12333

Dear Mr. Ewing:

On behalf of ModVans Inc., I hereby request qualification of the above-referenced post-qualification amendment to the offering statement on Form 1-A of ModVans Inc. at 5:00 pm, Eastern Time, on May 22, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Peter J. Tezza, II
Peter J. Tezza, II,
President of ModVans Inc.